SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )1


                                LOGIMETRICS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   54141 01 06
                                 (CUSIP Number)

                                 Michael Marone
                         Cramer Rosenthal McGlynn, Inc.
                             707 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 681-4470
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                  July 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)





----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   2   of   81   Pages
---------------------                                ---------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GERALD B. CRAMER


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                  2,072,879
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                               2,072,879

                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,072,879

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.7%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   3   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             FRED M. FILOON


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                 |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                207,288
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             207,288

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    207,288

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .834%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   4   of   81   Pages
---------------------                                ---------------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             EUGENE A. TRAINOR


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|
5


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                103,644
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             103,644

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    103,644

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .417%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   5   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD S. FULD, JR.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|
5


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                310,932
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             310,932

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    310,932

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.25%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   6   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CRAMER ROSENTHAL McGLYNN, INC.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                407,421
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             407,421

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    407,421
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.61%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 6 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   7   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             McGLYNN FAMILY PARTNERSHIP


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                207,288
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             207,288

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    207,288

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 7 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   8   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             EDWARD J. ROSENTHAL KEOGH


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                207,288
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             207,288

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    207,288

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

             OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 8 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   9   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             L.A.D. EQUITY PARTNERS, L.P.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                621,864
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             621,864

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    621,864

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.4%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 9 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   10   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CRM 1997 ENTERPRISE FUND, LLC


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                1,388,829
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             1,388,829

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,388,829

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 10 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   11   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CRM PARTNERS, L.P.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                1,865,591
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             1,865,591

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,865,591

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 11 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   12   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CRM RETIREMENT PARTNERS, L.P.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                1,036,440
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             1,036,440

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,036,440

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 12 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   13   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CRM MADISON PARTNERS, L.P.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                1,036,440
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             1,036,440

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,036,440

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 13 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   14   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CRM U.S. VALUE FUND, LTD.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Bermuda

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                310,932
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             310,932

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    310,932

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 14 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   15   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              CRM EURYCLEIA PARTNERS, L.P.


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                  310,932
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                               310,932

                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    310,932

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 15 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   16   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             A.C. ISRAEL ENTERPRISES, INC.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER

    NUMBER OF                2,072,879
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             2,072,879

                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,072,879

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.7%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             co

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 16 of 81 Pages

                                  SCHEDULE 13D

---------------------                                ---------------------------
CUSIP NO. 54141 01 06                                Page   17   of   81   Pages
---------------------                                ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CRM-EFO PARTNERS, L.P.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|



--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                  518,220
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING
      PERSON
       WITH        -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                               518,220

                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    518,220

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%

--------------------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 17 of 81 Pages

Item 1. Security and Issuer.

     This Schedule 13D is being filed to report the transactions by each of Gerald B. Cramer, Fred M. Filoon, Eugene A. Trainor, Richard S. Fuld, Jr.,Cramer Rosenthal McGlynn, Inc., McGlynn Family Partnership, Edward J. Rosenthal KEOGH, L.A.D. Equity Partners, L.P., CRM 1997 Enterprise Fund, LLC, CRM Partners, L.P., CRM Retirement Partners, L.P., CRM Madison Partners, L.P., CRM U.S. Value Fund, Ltd., CRM Eurycleia Partners, L.P., A.C. Israel Enterprises, Inc. and CRM-EFO Partners, L.P. (collectively, the "Reporting Persons") in the following securities of the Company that are convertible into or exercisable to purchase Common Stock: Class A 13% Convertible Senior Subordinated Pay-In-Kind Debentures Due 1999 (the "Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Series G Warrants (the "G Warrants"), which G Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.50 per share; Series H Warrants (the "H Warrants"), which H Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.60 per share; and Series I Warrants (the "I Warrants"), which I Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $1.125 per share.

          On July 29, 1997, certain investors, including the Reporting Persons, entered into a Purchase Agreement relating to a proposed financing (the "Financing") of the Company, consisting of up to $3,583,333 principal amount of Debentures, up to 9,350,000 G Warrants at a purchase price of $.07 per G Warrant, up to 1,433,333 H Warrants at a purchase price of $.06 per H Warrant and up to 716,667 I Warrants at a purchase price of $.04 per I Warrant, for aggregate gross proceeds to the Company of up to $4,352,500. On July 30, 1997, certain of the foregoing investors, including certain of the Reporting Persons, consummated the first closing of the initial purchase (the "Initial Purchase") of such Financing, consisting of an aggregate of $2,535,942 principal amount of Debentures, 6,866,129 G Warrants, 1,074,114 H Warrants and 537,057 I Warrants. One of the investors, not among the Reporting Persons, has the right, in a second closing of the Initial Purchase, to purchase $214,058 principal amount of Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants. Certain investors, including certain of the Reporting Persons, have an option to purchase (the "Optional Purchase"), at any time until April 29, 1998,

                               Page 18 of 81 Pages
     in the aggregate, $833,333 principal amount of Debentures, 2,000,000 G Warrants, 333,333 H Warrants and 166,667 I Warrants.

          The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 2. Identity and Background

     (a) Pursuant to Rule 13-d1(f) (1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Gerald B. Cramer, an individual, Fred M. Filoon, an individual, Eugene A. Trainor, III, an individual, Richard S. Fuld, Jr., an individual, Cramer Rosenthal McGlynn, Inc., a New York corporation ("Cramer Rosenthal"), McGlynn Family Partnership, a New York limited partnership ("McGlynn Family"), Edward J. Rosenthal KEOGH, a retirement plan ("Rosenthal KEOGH"), L.A.D. Equity Partners, L.P., a Delaware limited partnership ("L.A.D Equity"), CRM 1997 Enterprise Fund, LLC, a Delaware limited liability company (CRM 1997), CRM Partners, L.P., a Delaware limited partnership ("CRM Partners"), CRM Retirement Partners, L.P., a Delaware limited partnership ("CRM Retirement"), CRM Madison Partners, L.P., a Delaware limited partnership ("CRM Madison"), CRM U.S. Value Fund Ltd., a Bermuda corporation ("CRM U.S. Value"), CRM Eurycleia Partners, L.P., a Delaware limited partnership ("CRM Eurycleia"), A. C. Israel Enterprises, Inc., a Delaware corporation ("A.C. Israel"), and CRM-EFO Partners, L.P., a Delaware limited partnership ("CRM-EFO"). Mr. Cramer, Mr. Filoon, Mr. Trainor, Mr. Fuld, Cramer Rosenthal, McGlynn Family, Rosenthal KEOGH, L.A.D. Equity, CRM 1997, CRM Partners, CRM Retirement, CRM Madison, CRM U.S. Value, CRM Eurycleia, A.C. Israel and CRM-EFO are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with the other investors in the Financing.

     (b) - (c)

     Gerald B. Cramer

     Mr. Cramer is principally employed as the Chairman of Cramer Rosenthal McGlynn, Inc., a firm that provides investment management services, and as the Chairman of the Board of CRM Management, Inc., which is the general partner of CRM Partners, CRM Retirement, CRM Madison, and CRM U. S. Value, and the Managing Member of CRM Eurycleia Investment, LLC, the general partner of CRM

                               Page 19 of 81 Pages

     Eurycleia, and the Managing Member of CRM-EFO Investments, LLC, the general partner of CRM-EFO. The principal business address of Mr. Cramer is 520 Madison Avenue, New York, NY 10022.

     Fred M. Filoon

     Mr. Filoon is principally employed as a Senior Vice President of Cramer Rosenthal McGlynn, Inc., a firm that provides investment management services, and as Senior Vice President of CRM Management, Inc., which is the general partner of CRM Partners, CRM Retirement, CRM Madison, and CRM
     U. S. Value, and the Managing Member of CRM Eurycleia Investment, LLC, the general partner of CRM Eurycleia, and the Managing Member of CRM-EFO Investments, LLC, the general partner of CRM-EFO. The principal business address of Mr. Filoon is 520 Madison Avenue, New York, NY 10022.

     Eugene A. Trainor, III

     Mr. Trainor is principally employed as the Chief Financial Officer of Cramer Rosenthal McGlynn, Inc., a firm that provides investment management services, and as Senior Vice President of CRM Management, Inc., which is the general partner of CRM Partners, CRM Retirement, CRM Madison, and CRM U.S. Value, and the Managing Member of CRM Eurycleia Investment, LLC, the general partner of CRM Eurycleia, and the Managing Member of CRM-EFO Investments, LLC, the general partner of CRM-EFO. The principal business address of Mr. Trainor is 520 Madison Avenue, New York, NY 10022.

     Richard S. Fuld, Jr.

     Mr. Fuld is a client of Cramer Rosenthal McGlynn, Inc. The principal business address of Mr. Fuld is c/o Lehman Brothers, 3 World Trade Center, New York, NY 10285.

     Cramer Rosenthal McGlynn, Inc.

     Cramer Rosenthal McGlynn, Inc. is a corporation that provides investment management services, and is the Managing Member of CRM 1997. The principal business address of Cramer Rosenthal McGlynn is 520 Madison Avenue.

     McGlynn Family Partnership

     McGlynn Family is a limited partnership that consists of investments of the family of Ronald H. McGlynn, the president and CEO of Cramer Rosenthal McGlynn. The

                               Page 20 of 81 Pages
     principal business address of McGlynn Family is 520 Madison Avenue, New York, NY 10022.

     Edward J. Rosenthal KEOGH

     Rosenthal KEOGH is a retirement plan for Mr. Edward J. Rosenthal, Vice Chairman of Cramer Rosenthal McGlynn, Inc. The principal business address of Rosenthal KEOGH is 520 Madison Avenue, New York, NY 10022.

     L.A.D. Equity Partners. L.P.

     L.A.D. Equity is a limited partnership that consists of investments for the Pergament family. Flint Investments, Inc. is the general partner, of which Arthur J. Pergament, Senior Vice President and Shareholder of CRM is Vice President and Secretary, and Robert M. Pergament, a client of CRM is President and Treasurer.

     CRM 1997 Enterprise Fund. LLC

     CRM 1997 is a limited liability company that provides investments in shares of small to medium sized, often value oriented companies with potential for long-term capital appreciation, through investment funds (venture capital and leveraged buyout funds). Cramer Rosenthal is the Managing Member of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President and Mr. Trainor is Senior Vice President. The principal business address of CRM 1997 Enterprises is 520 Madison Avenue, New York, NY 10022.

     CRM Partners, L.P.

     CRM Partners is a limited partnership that invests in common and preferred stocks, bonds, options and other money market instruments, utilizing hedging techniques including short selling in an effort to reduce market volatility. CRM Management, Inc. is the general partner of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Partners, L.P. is 520 Madison Avenue, New York, NY 10022.

     CRM Retirement Partners. L.P.

     CRM Retirement is a limited partnership that invests in common and preferred stocks, bonds, options and other money market instruments, utilizing hedging techniques including short selling in an effort to reduce market volatility. CRM Management, Inc. is the general

                               Page 21 of 81 Pages
     partner of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Retirement, L.P. is 520 Madison Avenue, New York, NY 10022.

     CRM Madison Partners, L.P.

     CRM Madison is a limited partnership that invests in common and preferred stocks, bonds, options and other money market instruments, utilizing hedging techniques including short selling in an effort to reduce market volatility. CRM Management, Inc. is the general partner of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Madison, L.P. is 520 Madison Avenue, New York, NY 10022.

     CRM U.S. Value Fund Ltd.

     CRM U.S. Value is a Bermuda corporation whose objective is long-term capital appreciation through investments primarily in equity and equity-related securities of U. S. companies with middle market capitalizations. The principal business address of CRM Value Fund is 520 Madison Avenue, New York, NY 10022.

     CRM Eurycleia Partners, L.P.

     CRM Eurycleia is a limited partnership whose objective is long-term capital appreciation through investments primarily in equity and equity-related securities of U.S. companies with middle market capitalizations. CRM Eurycleia LLC, a Delaware limited liability company is the general partner of the partnership. CRM Management, Inc. is the Managing Member of the general partner, of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Eurycleia is 520 Madison Avenue, New York, NY 10022.

     A.C. Israel Enterprises, Inc.

     A.C. Israel Enterprises, Inc. is a limited partnership that handles the investments of the Israel family, clients of Cramer Rosenthal McGlynn. The principal business address of A.C. Israel Enterprises, Inc. is 520 Madison Avenue, New York, NY 10022



                               Page 22 of 81 Pages

     CRM-EFO Partners

     CRM -EFO Partners is a limited partnership whose objective is long-term capital appreciation through investments primarily in equity and equity-related securities of U. S. companies with middle market capitalizations. CRM-EFO LLC, a Delaware limited liability company is the general partner of the partnership. CRM Management, Inc. is the Managing Member of the general partner, of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM-EFO is 520 Madison Avenue, New York, NY 10022.

     (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) Each of the individual Reporting Persons is a citizen of the United States of America. Cramer Rosenthal is a New York corporation. McGlynn Family is a New York general partnership. Rosenthal KEOGH is a retirement plan. L.A.D. Equity is a New York limited partnership. CRM 1997 is a New York limited liability company. CRM Partners is a New York limited partnership. CRM Retirement is a New York limited partnership. CRM Madison is a New York limited partnership. CRM U.S. Value is a Bermuda corporation. CRM Eurycleia is a New York limited partnership. A.C. Israel is a Delaware corporation. CRM-EFO is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of the $370,578 paid by Mr. Cramer, the $37,058 paid by Mr. Filoon, the $18,529 paid by Mr. Trainor and the $55,587 paid by Mr. Fuld for the Debentures, G Warrants, H Warrants and I Warrants purchased by such entities, as set forth in Item 5 below, was personal funds of such individuals.


                               Page 23 of 81 Pages

     As part of the Optional Purchase, Mr. Cramer has the right to purchase $110,816 principal amount of Debentures, 250,495 G Warrants, 13,401 H Warrants and 6,700 I Warrants, Mr. Filoon has the right to purchase $11,082 principal amount of Debentures, 25,049 G Warrants, 1,340 H Warrants and 670 I Warrants, Mr. Trainor has the right to purchase $5,541 principal amount of Debentures, 2,525 G Warrants, 670 H Warrants and 335 I Warrants, and Mr. Fuld has the right to purchase $16,622 principal amount of Debentures, 37574 G Warrants, 2,010 H Warrants and 1,005 I Warrants. Such purchases, if consummated, will be made with personal funds of such individuals.

     The source of the $37,058 paid by Cramer Rosenthal, the $37,058 paid by McGlynn Family, the $37,058 paid by Rosenthal KEOGH, the $111,173 paid by L.A.D. Equity, the $248,287 paid by CRM 1997, the $333,320 paid by CRM Partners, the $185,289 paid by CRM Retirement, the $185,289 paid by CRM Madison, the $55,587 paid by CRM U.S. Value, the $55,587 paid by CRM Eurycleia, the $370,578 paid by A.C. Israel and the $92,644 paid by CRM-EFO for the Debentures, G Warrants, H Warrants and I Warrants purchased by such entities, as set forth in Item 5 below, was working capital of such entities.

     As part of the Optional Purchase, Cramer Rosenthal has the right to purchase $11,082 principal amount of Debentures, 25,049 G Warrants, 1,340 H Warrants and 670 I Warrants, McGlynn Family has the right to purchase $11,082 principal amount of Debentures, 25,049 G Warrants, 1,340 H Warrants and 670 I Warrants, Rosenthal KEOGH has the right to purchase $1,082 principal amount of Debentures, 25,049 G Warrants, 1,340 H Warrants and 670 I Warrants, L.A.D. Equity has the right to purchase $33,245 principal amount of Debentures, 11,082 G Warrants, 4,020 H Warrants and 2,010 I Warrants, CRM 1997 has the right to purchase $74,246 principal amount of Debentures, 167,832 G Warrants, 9,979 H Warrants and 4,489 I Warrants, CRM Partners has the right to purchase $99,734 principal amount of Debentures, 225,445 G Warrants, 12,061 H Warrants and 6,030 I Warrants, CRM Retirement has the right to purchase $55,408 principal amount of Debentures, 125,247 G Warrants, 6,700 H Warrants and 3,350 I Warrants, CRM Madison has the right to purchase $55,408 principal amount of Debentures, 125,247 G Warrants, 6,700 H Warrants and 3,350 I Warrants, CRM U.S. Value has the right to purchase $16,622 principal amount of Debentures, 37,574 G Warrants, 2,010 H Warrants and 1,005 I Warrants, CRM Eurycleia has the right to purchase $16,622 principal amount of Debentures, 37,574 G Warrants, 2,010 H Warrants and

                               Page 24 of 81 Pages

     2,878 I Warrants, A.C. Israel has the right to purchase $110,816 principal amount of Debentures, 250,495 G Warrants, 13,401 H Warrants and 6,700 I Warrants, and CRM-EFO has the right to purchase $27,704 principal amount of Debentures, 62,624 G Warrants, 3,350 H Warrants and 1,675 I Warrants. Such purchases, if consummated, will be made with working capital of such entities.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Debentures, G Warrants, H Warrants and I Warrants of the Company reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the Debentures, G Warrants, H Warrants and/or I Warrants or other securities of the Company that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

     Each of the Reporting Persons has entered into a stockholders' agreement (a copy of which is attached hereto as Exhibit 2, the "Stockholders' Agreement") with the Company and Charles Brand, the Chairman and Chief Executive Officer of the Company and the Company's largest shareholder, in which the Reporting Persons agreed, among other things, to certain limitations on their ability to dispose of their shares of the Common Stock, grant and are granted certain "tag-along" rights with respect to future sales of the Common Stock, and agree to vote their shares of Common Stock for the appointment of certain nominees as members of the Company's Board of Directors and for certain other matters as set forth below. The Reporting Persons, except for Phineas Broadband Systems, L.P., entered into a separate stockholders' agreement with certain investors in the Initial Purchase (the "InterPurchaser Agreement") pursuant to which the Reporting Persons granted and were granted certain additional "tag-along" rights with respect to future sales of Common Stock.

     Prior to closing of the Optional Purchase, the Board of Directors of the Company (the "Board") will consist of seven members, four of whom will be nominated by Charles Brand (the "Brand Directors") and the remaining

                               Page 25 of 81 Pages
     three of whom will be nominated by holders of a majority of the investment in the Financing (the "Majority Investors"). Upon closing of the Optional Purchase, the Majority Investors will have a right to nominate an additional member to the Board. The Majority Investors and Mr. Brand will collectively have the right to nominate an additional director if Cerberus Partners, L.P. ("Cerberus") exercises its current right to appoint a Board member. At any time that the Board consists of four members appointed by Mr. Brand and four members appointed by the Majority Investors, Mr. Brand and the Majority Investors will collectively have the right to nominate an additional member to the Board. In the event that a new Chief Executive Officer of the Company is also appointed to the Board he will replace one of Mr. Brand's nominees.

     Among other things, the Stockholders' Agreement provides that a majority of the Directors appointed by the Majority Investors can recommend to the Board that the Company be sold and Mr. Brand and any transferee of his securities have agreed to use their best efforts to cause the Brand Directors to vote in favor of the sale provided that such recommendation is consistent with their fiduciary duties.

     Certain amendments have been made to the by-laws of the Company to implement the provisions of the Stockholders' Agreement.

     Except as otherwise set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) - (b)

     According to information provided to the Reporting Persons by the Company, there were, as of July 29, 1997, 24,841,434 shares of Common Stock of the Company issued and outstanding.

     Gerald B. Cramer

     Mr. Cramer beneficially owns 2,072,879 shares of Common Stock, comprised of
     (a) 761,522 shares issuable upon conversion of $371,301 principal amount of Debentures, 717,247 shares issuable upon exercise of 717,247 G Warrants, 38,371 shares issuable upon exercise of 38,371 H Warrants and 19,186 shares issuable upon exercise of 19,186 I Warrants currently owned by Mr.

                               Page 26 of 81 Pages

     Cramer, and (b) 265,957 shares issuable upon conversion of $ 110,816 principal amount of Debentures, 250,495 shares issuable upon exercise of 250,495 G Warrants, 13,401 shares issuable upon exercise of 13,401 H Warrants and 6,700 shares issuable upon exercise of 6,700 I Warrants, which Mr. Cramer has the right to purchase as part of the Optional Purchase.

     Such 2,072,879 shares of Common Stock comprise 7.7% of the issued and outstanding shares of the Common Stock.

     Mr. Cramer has the sole power to vote and dispose of all such securities.

     Fred M. Filoon

     Mr. Filoon beneficially owns 207,288 shares of Common Stock comprised of
     (a) 76,152 shares issuable upon conversion of $31,730 principal amount of Debentures, 71,725 shares issuable upon exercise of 71,725 G Warrants, 3,837 shares issuable upon exercise of 3,837 H Warrants, and 1,919 shares issuable upon exercise of 1,919 I Warrants currently owned by Mr. Filoon and (b) 26,596 shares issuable upon conversion of $11,082 principal amount of Debentures, 25,049 shares issuable upon exercise of 25,049 G Warrants, 1,340 shares issuable upon exercise of 1,340 H Warrants and 670 shares issuable upon exercise of 670 I Warrants, which Mr. Filoon has the right to purchase as part of the Optional Purchase.

     Such 207,288 shares of Common Stock comprise .834% of the issued and outstanding shares of the Common Stock.

     Mr. Filoon has the sole power to vote and dispose of all such securities.

     Eugene A. Trainor III

     Mr. Trainor beneficially owns 103,644 shares of Common Stock comprised of
     (a) 38,076 shares issuable upon conversion of $15,865 principal amount of Debentures, 35,862 shares issuable upon exercise of 35,862 G Warrants, 1,919 shares issuable upon exercise of 1,919 H Warrants, and 959 shares issuable upon exercise of 959 I Warrants currently owned by Mr. Trainor, and (b) 13,298 shares issuable upon conversion of $5,541 principal amount of Debentures, 12,525 shares issuable upon exercise of 12,525 G Warrants, 670 shares issuable upon exercise of 670 H Warrants and 335 shares issuable upon exercise of 335 I Warrants, which Mr. Trainor has the right to purchase as part of the Optional Purchase.


                               Page 27 of 81 Pages

     Such 103,644 shares of Common Stock comprise .417% of the issued and outstanding shares of the Common Stock.

     Mr. Trainor has the sole power to vote and dispose of all such securities.

     Richard S. Fuld, Jr.

     Mr. Fuld beneficially owns 310,932 shares of Common Stock comprised of (a) 114,228 shares issuable upon conversion of $47,595 principal amount of Debentures, 107,587 shares issuable upon exercise of 107,587 G Warrants, 5,756 shares issuable upon exercise of 5,756 H Warrants, and 2,878 shares issuable upon exercise of 2,878 I Warrants currently owned by Mr. Fuld, and
     (b) 39,894 shares issuable upon conversion of $ 16,622 principal amount of Debentures, 37,574 shares issuable upon exercise of 37,574 G Warrants, 2,010 shares issuable upon exercise of 2,010 H Warrants and 1,005 shares issuable upon exercise of 1,005 I Warrants, which Mr. Fuld has the right to purchase as part of the Optional Purchase.

     Such 310,932 shares of Common Stock comprise 1.25% of the issued and outstanding shares of the Common Stock.

     Mr. Fuld has the sole power to vote and dispose of all such securities.

     Cramer Rosenthal McGlynn. Inc.

     Cramer Rosenthal beneficially owns 407,421 shares of Common Stock comprised of (a) 76,152 shares issuable upon conversion of $31,730 principal amount of Debentures, 271,858 shares issuable upon exercise of 271,858 G Warrants, 3,837 shares issuable upon exercise of 3,837 H Warrants, and 1,919 shares issuable upon exercise of 1,919 I Warrants currently owned by Cramer Rosenthal, and (b) 26,596 shares issuable upon conversion of $11,082 principal amount of Debentures, 25,049 shares issuable upon exercise of 25,049 G Warrants, 1,340 shares issuable upon exercise of 1,340 H Warrants and 670 shares issuable upon exercise of 670 I Warrants, which Cramer Rosenthal has the right to purchase as part of the Optional Purchase.

     Such 407,421 shares of Common Stock comprise 1.61% of the issued and outstanding shares of the Common Stock.

     Cramer Rosenthal has the sole power to vote and dispose of all such securities.



                               Page 28 of 81 Pages

     McGlynn Family Partnership

     McGlynn Family beneficially owns 207,288 shares of Common Stock comprised of (a) 76,152 shares issuable upon conversion of $31,730 principal amount of Debentures, 71,725 shares issuable upon exercise of 71,725 G Warrants, 3,837 shares issuable upon exercise of 3,837 H Warrants, and 1,919 shares issuable upon exercise of 1,919 I Warrants currently owned by McGlynn Family, and (b) 26,596 shares issuable upon conversion of $11,082 principal amount of Debentures, 25,049 shares issuable upon exercise of 25,049 G Warrants, 1,340 shares issuable upon exercise of 1,340 H Warrants and 670 shares issuable upon exercise of 670 I Warrants, which McGlynn Family has the right to purchase as part of the Optional Purchase.

     Such 207,280 shares of Common Stock comprise .8% of the issued and outstanding shares of the Common Stock.

     McGlynn Family has and will have the sole power to vote and dispose of all such securities.

     Edward J. Rosenthal KEOGH

     Rosenthal KEOGH beneficially owns 207,288 shares of Common Stock comprised of (a) 76,152 shares issuable upon conversion of $31,730 principal amount of Debentures, 71,725 shares issuable upon exercise of 71,725 G Warrants, 3,837 shares issuable upon exercise of 3,837 H Warrants, and 1,919 shares issuable upon exercise of 1,919 I Warrants currently owned by Rosenthal KEOGH, and (b) 26,596 shares issuable upon conversion of $11,082 principal amount of Debentures, 25,049 shares issuable upon exercise of 25,049 G Warrants, 1,340 shares issuable upon exercise of 1,340 H Warrants and 670 shares issuable upon exercise of 670 I Warrants, which Rosenthal KEOGH has the right to purchase as part of the Optional Purchase.

     Such 207,288 shares of Common Stock comprise .8% of the issued and outstanding shares of the Common Stock.

     Rosenthal KEOGH has and will have the sole power to vote and dispose of all such securities.

     L.A.D. Equity Partners, L.P.

     L.A.D. Equity beneficially owns 621,864 shares of Common Stock comprised of
     (a) 228,456 shares issuable upon conversion of $95,190 principal amount of Debentures, 215,174 shares issuable upon exercise of 215,174 G Warrants, 11,511 shares issuable upon

                               Page 29 of 81 Pages
     exercise of 11,511 H Warrants, and 5,756 shares issuable upon exercise of 5,756 I Warrants currently owned by L.A.D. Equity, and (b) 79,787 shares issuable upon conversion of $33,245 principal amount of Debentures, 75,148 shares issuable upon exercise of 75,148 G Warrants, 4,020 shares issuable upon exercise of 4,020 H Warrants and 2,010 shares issuable upon exercise of 2,010 I Warrants, which L.A.D. Equity has the right to purchase as part of the Optional Purchase.

     Such 621,864 shares of Common Stock comprise 2.4% of the issued and outstanding shares of the Common Stock.

     L.A.D. Equity has and will have the sole power to vote and dispose of all such securities.

     CRM 1997 Enterprise Fund, LLC

     CRM 1997 beneficially owns 1,388,829 shares of Common Stock comprised of
     (a) 510,220 shares issuable upon conversion of $212,591 principal amount of Debentures, 480,556 shares issuable upon exercise of 480,556 G Warrants, 25,709 shares issuable upon exercise of 25,709 H Warrants, and 12,854 shares issuable upon exercise of 12,854 I Warrants currently owned by CRM 1997, and (b) 178,191 shares issuable upon conversion of $74,246 principal amount of Debentures, 167,832 shares issuable upon exercise of 167,832 G Warrants, 8,979 shares issuable upon exercise of 8,979 H Warrants and 4,489 shares issuable upon exercise of 4,489 I Warrants, which CRM 1997 has the right to purchase as part of the Optional Purchase.

     Such 1,388,829 shares of Common Stock comprise 5.3% of the issued and outstanding shares of the Common Stock.

     CRM 1997 has and will have the sole power to vote and dispose of all such securities.

     CRM Partners beneficially owns 1,865,591 shares of Common Stock comprised of (a) 685,369 shares issuable upon conversion of $285,571 principal amount of Debentures, 645,522 shares issuable upon exercise of 645,522 G warrants, 34,534 shares issuable upon exercise of 34,534 H Warrants, and 17,267 shares issuable upon exercise of 17,267 I Warrants currently owned by CRM Partners, and (b) 239,362 shares issuable upon conversion of $99,734 principal amount of Debentures, 225,445 shares issuable upon exercise of 225,445 G Warrants, 12,061 shares issuable upon exercise of 12,061 H Warrants and 6,030 shares issuable upon exercise of 6,030 I Warrants, which CRM Partners

                               Page 30 of 81 Pages
     has the right to purchase as part of the Optional Purchase.

     Such 1,865,591 shares of Common stock comprise 7.0% of the issued and outstanding shares of the Common Stock.

     CRM Partners has and will have the sole power to vote and dispose of all such securities.

     CRM Retirement Partners, L.P.

     CRM Retirement beneficially owns 1,036,440 shares of Common stock comprised of (a) 380,761 shares issuable upon conversion of $158,650 principal amount of Debentures, 358,624 shares issuable upon exercise of 358,624 G Warrants, 19,186 shares issuable upon exercise of 19,186 H Warrants, and 9,593 shares issuable upon exercise of 9,593 I Warrants currently owned by CRM Retirement, and (b) 132,979 shares issuable upon conversion of $55,408 principal amount of Debentures, 125,247 shares issuable upon exercise of 125,247 G Warrants, 6,700 shares issuable upon exercise of 6,700 H Warrants and 3,350 shares issuable upon exercise of 3,350 I Warrants,which CRM Retirement has the right to purchase as part of the Optional Purchase.

     Such 1,036,440 shares of Common stock comprise 4.0% of the issued and outstanding shares of the Common Stock.

     CRM Retirement has and will have the sole power to vote and dispose of all such securities.

     CRM Madison Partners, L.P.

     CRM Madison beneficially owns 1,036,440 shares of Common Stock comprised of
     (a) 380,761 shares issuable upon conversion of $158,650 principal amount of Debentures, 358,624 shares issuable upon exercise of 358,624 G Warrants, 19,186 shares issuable upon exercise of 19,186 H Warrants, and 9,593 shares issuable upon exercise of 9,593 I Warrants currently owned by CRM Madison, and (b) 132,979 shares issuable upon conversion of $55,408 principal amount of Debentures, 125,247 shares issuable upon exercise of 125,247 G Warrants, 6,700 shares issuable upon exercise of 6,700 H Warrants and 3,350 shares issuable upon exercise of 3,350 I Warrants, which CRM Madison has the right to purchase as part of the Optional Purchase.

     Such 1,036,440 shares of Common Stock comprise 4.0% of the issued and outstanding shares of the Common Stock.


                               Page 31 of 81 Pages

     CRM Madison has and will have the sole power to vote and dispose of all such securities.

     CRM U.S. Value Fund, Ltd.

     CRM U.S. Value beneficially owns 310,932 shares of Common Stock comprised of (a) 114,228 shares issuable upon conversion of $47,595 principal amount of Debentures, 107,587 shares issuable upon exercise of 107,587 G Warrants, 5,756 shares issuable upon exercise of 5,756 H Warrants, and 2,878 shares issuable upon exercise of 2,878 I Warrants currently owned by CRM U.S. Value, and (b) 39,894 shares issuable upon conversion of $16,622 principal amount of Debentures, 37,574 shares issuable upon exercise of 37,574 G Warrants, 2,010 shares issuable upon exercise of 2,010 H Warrants and 1,005 shares issuable upon exercise of 1,005 I Warrants, which CRM U.S. Value has the right to purchase as part of the Optional Purchase.

     Such 310,932 shares of Common Stock comprise 1.2% of the issued and outstanding shares of the Common Stock.

     CRM U.S. Value has and will have the sole power to vote and dispose of all such securities.

     CRM Eurycleia Partners, L.P.

     CRM Eurycleia beneficially owns 310,932 shares of Common Stock comprised of
     (a) 114,228 shares issuable upon conversion of $47,595 principal amount of Debentures, 107,587 shares issuable upon exercise of 107,587 G Warrants, 5,756 shares issuable upon exercise of 5,756 H Warrants, and 2,878 shares issuable upon exercise of 2,878 I Warrants currently owned by CRM Eurycleia, and (b) 39,894 shares issuable upon conversion of $16,622 principal amount of Debentures, 37,574 shares issuable upon exercise of 37,574 G Warrants, 2,010 shares issuable upon exercise of 2,010 H Warrants and 1,005 shares issuable upon exercise of 1,005 I Warrants, which CRM Eurycleia has the right to purchase as part of the Optional Purchase.

     Such 310,932 shares of Common Stock comprise 1.2% of the issued and outstanding shares of the Common Stock.

     CRM Eurycleia has and will have the sole power to vote and dispose of all such securities.

     A.C. Israel Enterprise, Inc.

     A.C. Israel beneficially owns 2,072,879 shares of Common Stock comprised of
     (a) 761,522 shares issuable

                               Page 32 of 81 Pages
     upon conversion of $317,301 principal amount of Debentures, 717,247 shares issuable upon exercise of 717,247 G Warrants, 38,371 shares issuable upon exercise of 38,371 H Warrants, and 19,186 shares issuable upon exercise of 19,186 I Warrants currently owned by A.C. Israel, and (b) 265,957 shares issuable upon conversion of $110,816 principal amount of Debentures, 250,495 shares issuable upon exercise of 250,495 G Warrants, 13,401 shares issuable upon exercise of 13,401 H Warrants and 6,700 shares issuable upon exercise of 6,700 I Warrants, which A.C. Israel has the right to purchase as part of the Optional Purchase.

     Such 2,072,879 shares of Common Stock comprise 7.7% of the issued and outstanding shares of the Common Stock.

     A.C. Israel has and will have the sole power to vote and dispose of all such securities.

     CRM-EFO Partners, L.P.

     CRM-EFO beneficially owns 518,220 shares of Common Stock comprised of (a) 190,380 shares issuable upon conversion of $79,325 principal amount of Debentures, 179,312 shares issuable upon exercise of 179,312 G Warrants, 9,593 shares issuable upon exercise of 9,593 H Warrants, and 4,796 shares issuable upon exercise of 4,796 I Warrants currently owned by CRM-EFO, and
     (b) 66,489 shares issuable upon conversion of $27,704 principal amount of Debentures, 62,624 shares issuable upon exercise of 62,624 G Warrants, 3,350 shares issuable upon exercise of 3,350 H Warrants and 1,675 shares issuable upon exercise of 1,165 I Warrants, which CRM-EFO has the right to purchase as part of the Optional Purchase.

     Such 518,220 shares of Common Stock comprise 2.0% of the issued and outstanding shares of the Common Stock.

     CRM-EFO has and will have the sole power to vote and dispose of all such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Reference is made to Item 4 above regarding certain arrangements relating to transfer or voting of securities.

     Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or

                               Page 33 of 81 Pages
     otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     1 Agreement dated August 11, 1997 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1).

     2 Stockholders' Agreement dated July 29, 1997 among the Company and several stockholders, including the Reporting Persons.

     3 Stockholders' Agreement [InterPurchaser Agreement] dated as of July 1997 among several stockholders of the Company, including the Reporting Persons.

                               Page 34 of 81 Pages

                                    SIGNATURE




     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 1997
                                        CRAMER ROSENTHAL McGLYNN, INC.


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name: Eugene A. Trainor
                                           Title: Chief Financial Officer


                                        L A.D. EQUITY PARTNERS, L.P

                                        By: Flint Investments, Inc.
                                            Its General Partner


                                        By:/s/ Arthur J. Pergament
                                           ------------------------------------
                                           Name: Arthur J. Pergament
                                           Title: Vice President



                                        /s/ Gerald B. Cramer
                                        ---------------------------------------
                                        Gerald B. Cramer

                                        /s/ Edward. J. Rosenthal
                                        ---------------------------------------
                                        Edward J. Rosenthal, Keogh

                                        CRM 1997 ENTERPRISE FUND, LLC

                                        By: Cramer Rosenthal McGlynn, Inc.
                                            Its Managing Member


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Chief Financial Officer




                               Page 35 of 81 Pages

                                        CRM PARTNERS, L.P.

                                        By: CRM Management, Inc.
                                           ------------------------------------
                                            Its General Partner


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Senior Vice President


                                        CRM RETIREMENT PARTNERS, L.P.

                                        By: CRM Management, Inc.
                                            Its General Partner


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Senior Vice President


                                        CRM MADISON PARTNERS, L.P.

                                        By: CRM Management, Inc.
                                            Its General Partner


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Senior Vice President

                                        CRM U.S. VALUE FUND, LTD.

                                        By: CRM Management, Inc.
                                            Its General Partner


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Senior Vice President



                               Page 36 of 81 Pages

                                        CRM EURYCLEIA PARTNERS, L.P.

                                        By: CRM Eurycleia Investment, LLC.
                                            Its General Partner


                                        By: CRM Management, Inc.
                                            Its Managing Member


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Senior Vice President


                                        A C. ISRAEL ENTERPRISES, INC.



                                        By:/s/ Jay Howard
                                           ------------------------------------
                                           Name: Jay Howard
                                           Title:


                                        CRM-EFO PARTNERS, L.P.

                                        By: CRM-EFO Investments, LLC,
                                            Its General Partner

                                        By: CRM Management Inc.,
                                            Its Managing Member


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name:  Eugene A. Trainor
                                           Title: Senior Vice President


                                        RICHARD S. FULD, JR.

                                        By: Cramer Rosenthal McGlynn, Inc.,
                                        Attorney-in-Fact


                                        By:/s/ Eugene A. Trainor
                                           ------------------------------------
                                           Name: Eugene A. Trainor
                                           Title: Chief Financial Officer



                               Page 37 of 81 Pages

                                  Exhibit Index


Sequential
Exhibit No.                        Description                          Page No.
-----------                        -----------                          --------


    1                    Agreement dated August 11, 1997                  39
                         among the Reporting Persons
                         relating to filing of a joint
                         acquisition statement pursuant to
                         Rule 13d - 1(f)(1).

    2                    Stockholders' Agreement dated July 29,           42
                         1997 among the Company and several
                         stockholders, including the Reporting
                         Persons.

    3                    Stockholders Agreement [InterPurchaser           71
                         Agreement] dated as of July 1997 among
                         several stockholders of the Company,
                         including the Reporting Persons.



                               Page 38 of 81 Pages